EXHIBIT 4.13

DEED OF INDEMNITY

THIS DEED OF INDEMNITY is made

Between

(1)	AstraZeneca PLC, a public limited company registered in England and Wales with company number 2723534 whose registered office is at 2 Kingdom Street, London W2 6BD (the Company); and

(2)	(the Director).

Now this Deed witnesseth as follows:

1.           Subject to clauses 2 and 7 of this Deed, the Company shall, to the fullest extent permitted by law and without prejudice to any other indemnity to which the Director may otherwise be entitled, indemnify and hold the Director harmless in respect of all claims, actions and proceedings, whether civil, criminal or regulatory (Claims), and any losses, damages, penalties, liabilities, compensation or other awards arising in connection with any such Claims (Losses), whether instigated, imposed or incurred under the laws of England and Wales or the law of any other jurisdiction and arising out of, or in connection with, the actual or purported exercise of, or failure to exercise, any of the Director’s powers, duties or responsibilities as a director or officer of the Company or any of its subsidiaries (as defined in section 1159 and Schedule 6 of the Act) for the time being (together referred to in this Deed as Group Companies), subject to the remaining provisions of this Deed.  In this Deed the Act means the Companies Act 2006 including any modification or re-enactment of it for the time being in force.

2.           The indemnity in clause 1 of this Deed shall be deemed not to provide for, or entitle the Director to, any indemnification that would cause this Deed, or any part of it, to be treated as void under the Act and, in particular, to the extent the liability attaches to the Director in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director, shall not provide directly or indirectly (to any extent) any indemnity against:

(a)	any liability incurred by the Director to the Company or any Associated Company (as defined in section 256 of the Act); or

(b)
any liability incurred by the Director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

(c)	any liability incurred by the Director:

(i)	in defending any criminal proceedings in which he is convicted; or

(ii)	in defending any civil proceedings brought by the Company, or an Associated Company, in which judgment is given against him; or

(iii)	in connection with any application under section 661(3) or section 661(4) or section 1157 of the Act in which the Court refuses to grant him relief,

where, in any such case, any such conviction, judgment or refusal of relief has become final.

Reference in this clause 2 to a conviction, judgment or refusal of relief becoming ‘final’ shall be construed in accordance with section 234(5) of the Act.

3.           Without prejudice to the generality of and in addition to the indemnity set out in clause 1 of this Deed, the Company shall, to the fullest extent permitted by law, indemnify and hold the Director harmless on an ‘as incurred’ basis against all legal and other costs, charges and expenses reasonably incurred:

(a)	in defending Claims including, without limitation, Claims brought by, or at the request of, the Company or any Associated Company;

(b)
in defending himself in any investigation into the affairs of the Company or any of its subsidiaries by any judicial, governmental, regulatory or other body or against any action proposed to be taken by any such authority; and

(c)	in connection with any application under section 661(3) or section 661(4) or section 1157 of the Act,

provided that, in accordance with section 234 of the Act, the Director agrees that the indemnity provided for in this clause 3 shall not extend to any such legal and other costs, charges and expenses incurred by the Director:

(i)	in defending criminal proceedings in which he is convicted; or

(ii)	in defending civil proceedings brought by the company or an associated company in which judgment is given against him; or

(iii)	in connection with an application for relief which is refused,

and any monies paid by the Company in respect of the indemnity in this clause 3 shall fall to be repaid not later than:

(iv)	in the event of the Director being convicted in the proceedings, the date when the conviction becomes final; or

(v)	in the event of judgment being given against the Director in the proceedings, the date when the judgment becomes final; or

(vi)	in the event of the Court refusing to grant the Director relief on the application, the date when the refusal of relief becomes final.

References in this clause 3 to a conviction, judgment or refusal of relief being ‘final’ shall be construed in accordance with section 234(5) of the Act.

4.           The Company shall use all reasonable endeavours to provide and maintain appropriate directors’ and officers’ liability insurance (including ensuring that premiums are properly paid) for the benefit of the Director for so long as any Claims may lawfully be brought against the Director.

5.           The Company shall only be liable to indemnify the Director in accordance with this Deed if the Director gives written notice to the Company upon receipt of any demand relating to any Claims (or circumstances which may reasonably be expected to give rise to a demand relating to Claims) giving full details and providing copies of all relevant correspondence, keeps the Company fully informed of the progress of any Claims, including providing all such information in relation to any Claims or Losses or any other costs, charges or expenses incurred as the Company may reasonably request, and takes all such action as the Company may reasonably request to avoid, dispute, resist, appeal, compromise or defend any Claims.

6.           If a company ceases to be a Group Company after the date of this Deed, the Company shall only be liable to indemnify the Director in respect of liabilities in relation to that company which arose before the date on which that company ceased to be a Group Company.

7.           The Director of any company which becomes a Group Company after the date of this Deed shall be indemnified only in respect of liabilities arising after the date on which that company became a Group Company.

8.           This Deed shall remain in force until such time as any relevant limitation periods for bringing Claims against the Director have expired, or for so long as the Director remains liable for any Losses.

9.           If this Deed is finally judicially determined in a relevant jurisdiction to provide for, or entitle the Director to, indemnification against any Claims or Losses that would cause this Deed, or any part of it, to be treated as void under the laws of that jurisdiction, this Deed shall, in so far as it relates to such jurisdiction, be deemed not to provide for, or entitle the Director to, any such indemnification, and the Company shall instead indemnify the Director against any Claims or Losses to the fullest extent permitted by law in that jurisdiction.

10.           A person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

11.           This Deed shall be governed by, and interpreted in accordance with, the laws of England and Wales and each of the Company and the Director hereby submit for all purposes in connection with this Deed to the exclusive jurisdiction of the High Court of Justice in England and Wales.

IN WITNESS whereof this Deed has been executed the day and year first above written.

EXECUTED and DELIVERED	)
as a DEED by AstraZeneca PLC	)	Director
acting by two directors / a	)
director and the secretary:	)
Director / Secretary

SIGNED as a DEED and	)
DELIVERED by	)
in the presence of:	)

Witness:	Signature:

Name:

Address: